UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42294

Wellchange Holdings Company Limited

(Translation of registrant’s name into English)

Unit 7 On 25th Floor Global Gateway Tower, No.63 Wing Hong Street,

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Removal of Independent Directors

On June 9, 2026, the board of directors (the “Board”) of Wellchange Holdings Company Limited (the “Company”) resolved to remove Mr. Wang Yiyun and Mr. Liu Jun as directors of the Company, effective June 9, 2026.

Prior to his removal, Mr. Wang Yiyun served as Chair of the Compensation Committee and as a member of the Audit Committee and the Nominating and Corporate Governance Committee, and Mr. Liu Jun served as a member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Following their removal, neither Mr. Wang Yiyun nor Mr. Liu Jun serves as a member of the Board or on any committee of the Board.

Composition of the Board and Committees

Following the removals described above and the appointment of Mr. Lau Yun Chau and Mr. Lau Chun as independent directors (effective June 10, 2026), the Board consists of the following six directors: Mr. Shek Kin Pong (Chairman and Chief Executive Officer), Mr. Tang Chi Hin (Executive Director), Mr. Shi Zhu, Ms. Chung Hiu Tung, Mr. Lau Yun Chau and Mr. Lau Chun. Each of Mr. Shi Zhu, Ms. Chung Hiu Tung, Mr. Lau Yun Chau and Mr. Lau Chun is an independent director, and the Board continues to be composed of a majority of independent directors.

The committees of the Board, as reconstituted following the foregoing changes, are composed as follows. The Audit Committee comprises Ms. Chung Hiu Tung (Chair), Mr. Lau Yun Chau and Mr. Lau Chun. The Compensation Committee comprises Mr. Lau Chun (Chair), Ms. Chung Hiu Tung and Mr. Lau Yun Chau. The Nominating and Corporate Governance Committee comprises Mr. Lau Yun Chau (Chair), Ms. Chung Hiu Tung and Mr. Lau Chun. Mr. Lau Chun has assumed the committee positions previously held by Mr. Wang Yiyun, including the chair of the Compensation Committee, and Mr. Lau Yun Chau has assumed the committee positions previously held by Mr. Liu Jun.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: June 16, 2026	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

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